SIERRA INTERNATIONAL NETWORK INC.
15333 Culver Drive
Irvine, California 92604

July 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Uwem Bassey and Mitchell Austin

Re: Sierra International Network Inc.
Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-12777
Accession No. 0002011617-26-000010

Ladies and Gentlemen:

Pursuant to Rule 259(a) of Regulation A under the Securities Act of 1933, as amended, Sierra International Network Inc. (the “Company”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw the Company’s Offering Statement on Form 1-A, File No. 024-12777, Accession No. 0002011617-26-000010, originally filed with the Commission on June 26, 2026, together with all amendments and exhibits thereto (collectively, the “Offering Statement”).

The Company has determined not to proceed with an offering under Regulation A at this time while it evaluates its plan of operations.

The Company confirms that the Offering Statement has not been qualified by the Commission and that no securities have been sold pursuant to the Offering Statement.

Accordingly, the Company respectfully requests that the Commission consent to the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date thereafter.

Please direct any questions regarding this request to the undersigned.

Respectfully submitted,

SIERRA INTERNATIONAL NETWORK INC.

By: /s/ Emil Hakim
Emil Hakim
Chief Executive Officer